SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.2)

                   Under the Securities Exchange Act of 1934*

                           Western Gas Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    958259103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 4, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------------       -------------------------------------
CUSIP No.      958259103                          Page 2 of 10 Pages
------------------------------------       -------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     6,200,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,200,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,200,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3529%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D



------------------------------------       -------------------------------------
CUSIP No.      958259103                   Page 3 of 10 Pages
------------------------------------       -------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                             I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     6,200,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,200,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,200,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3529%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------       -------------------------------------
CUSIP No.      958259103                   Page 4 of 10 Pages
------------------------------------       -------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     3,737,300
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,737,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,737,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.0350%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on April 25, 2005, as previously amended on June 20, 2005 (the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Island limited liability exempted company (the "Offshore Fund") and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). The Schedule 13D relates to the common stock, par value $0.10 per share, of Western Gas Resources, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. This Amendment is filed to report an increase in excess of 1% of the beneficial ownership of such Common Stock and to report that the beneficial ownership of the Offshore Fund alone is in excess of 5% of the total outstanding Common Stock. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which the Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 360 Madison Avenue, 24th Floor, New York, NY 10017. The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds. The principal business of Mr. Loeb is to act as the managing member of the Management Company. The principal business of the Offshore Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Funds expended an aggregate of approximately $220,873,223.95 of their own investment capital to acquire the 6,200,000 shares of Common Stock held by them (the "Shares"). The Offshore Fund expended an aggregate of $133,995,091.67 of its own investment capital to acquire its 3,737,300 shares of Common Stock. In each case, the shares of Common Stock were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment, the Management Company beneficially owns 6,200,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 8.3529% of the 74,226,162 shares of Common Stock outstanding at May 4, 2005 as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2005, filed May 5, 2005.

     As of the date of this Amendment, the Offshore Fund directly beneficially owns 3,737,300 shares of Common Stock, which represents 5.0350% of the total outstanding shares.

     None of the other individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 6,200,000 shares of Common Stock held by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting and dispositive power over the 3,737,300 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through a securities broker.

     Except as set forth above and on Schedule A and Schedule B, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                           during the past sixty days)


        Date        Transaction   Shares        Price Per Share
        ----        -----------   ------        ---------------

      6/28/05           Buy       50,000            35.6474
      6/30/05           Buy       41,000            34.9100
      6/30/05           Sell     (41,000)           34.9100
      7/12/05           Buy       100,000           37.6075
      7/14/05           Buy       21,000            36.7119
      7/15/05           Buy       29,000            36.9327
      7/21/05           Buy       50,000            37.6939
      7/22/05           Buy       50,000            38.5712
      7/25/05           Buy       250,000           39.7352
      7/26/05           Buy       100,000           39.4450
      7/27/05           Buy       50,000            39.9371
      7/28/05           Buy       40,000            38.8108
       8/4/05           Buy       60,000            40.4525
       8/5/05           Buy       25,000            40.8763
       8/5/05           Buy       75,000            40.1756

                                   Schedule B
                                   ----------

             (Transactions by only the Offshore Fund in Common Stock
                           during the past sixty days)


        Date        Transaction   Shares           Price Per Share
        ----        -----------   ------           ---------------

      6/10/05           Buy       55,700            34.1768
      6/16/05           Buy       60,000            35.0863
      6/16/05           Buy        3,200            35.0827
      6/17/05           Buy        3,900            35.9888
      6/17/05           Buy       25,000            36.0886
      6/28/05           Buy       32,000            35.6474
      6/30/05           Buy       15,900            34.9100
      7/12/05           Buy       50,700            37.6075
      7/14/05           Buy       10,500            36.7119
      7/15/05           Buy       17,600            36.9327
      7/21/05           Buy       29,600            37.6939
      7/22/05           Buy       30,400            38.5712
      7/25/05           Buy       151,400           39.7352
      7/26/05           Buy       59,000            39.4450
      7/27/05           Buy       29,500            39.9371
      7/28/05           Buy       21,700            38.8108
       8/4/05           Buy       18,000            40.4525
       8/5/05           Buy       13,000            40.8763
       8/5/05           Buy       55,000            40.1756

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August   , 2005


                                       THIRD POINT LLC



                                       By:  /s/ Daniel S. Loeb
                                           -------------------------------------
                                              Name:  Daniel S. Loeb
                                              Title: Managing Member



                                       THIRD POINT OFFSHORE FUND, LTD.


                                       By:  /s/ Daniel S. Loeb
                                           -------------------------------------
                                              Name:  Daniel S. Loeb
                                              Title: Director



                                        /s/ Daniel S. Loeb
                                       -----------------------------------------
                                        Daniel S. Loeb





               [SIGNATURE PAGE TO AMENDMENT NO 2. TO SCHEDULE 13D
                                 WITH RESPECT TO
                          WESTERN GAS RESOURCES, INC.]